November 9, 2009

Mr. John Cash, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street N.E.

Washington, DC 20549-5546

Re:  Ethan Allen Interiors, Inc.

Form 10-K for the fiscal year ended June 30, 2009

File No. 1-11692

Dear Mr. Cash:

In the attached responses to your letter dated October 15, 2009, we have noted your original comments below followed by our response to facilitate the review process.  Further, in providing the attached responses, we hereby acknowledge the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information that Ethan Allen provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

Should you have any additional questions or require further information please contact me directly at (203) 743-8305.

Sincerely,

Vice President, Finance
/s/ David R. Callen	& Treasurer
(David R. Callen)

Annual Report on Form 10-K for fiscal year ended June 30, 2009

Critical Accounting Policies — Impairment of Long-Lived Assets and Goodwill, page 23

1.              In future filings, if the fair value of your long-lived assets and goodwill are not substantially in excess of the carrying value, please disclose the following:

•                  The percentage by which fair value exceeds carrying value as of the most-recent step-one test;

•                  A description of the methods and key assumptions used and how the key assumptions were determined;

•                  A discussion of the degree of uncertainties associated with the key assumption, and;

•                  A discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you have determined that estimated fair values substantially exceed carrying values, please disclose that determination.  Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance.  Please provide us with your proposed future disclosures.

Response:  We have noted the Staff’s comments on critical accounting policies and will comply.

The following was included in “Critical Accounting Policies” in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2009:

Impairment of Long-Lived Assets and Goodwill — We periodically evaluate whether events or circumstances have occurred that indicate that long-lived and indefinite-lived assets may not be recoverable or that the remaining useful life may warrant revision.  When such events or circumstances are present, the Company determines whether the carrying value exceeds the fair value as described below.

In accordance with ASC Topic 360, “Property, Plant and Equipment” (SFAS No. 144), the recoverability of long-lived assets are evaluated for impairment by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset.  In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded.  The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

In accordance with ASC Topic 350, “Intangibles-Goodwill and Other” (SFAS No. 142), goodwill and other indefinite-lived intangible assets are evaluated for impairment on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of the goodwill or other intangible asset may exceed its fair value. We conduct our required annual impairment test of goodwill and other intangible assets during the fourth quarter of each fiscal year.

To evaluate goodwill, the Company determines the current fair value of the Reporting Units using a combination of “Market” and “Income” approaches.  In the Market approach, the “Guideline Company” method is used, which focuses on comparing the Company’s risk profile and growth prospects to reasonably similar publicly traded companies.  Key assumptions used for the Guideline Company method are total invested capital (“TIC”) multiples for revenues and operating cash flows, as well as consideration of control premiums.  The TIC multiples are determined based on public furniture companies within our peer group, and if appropriate, recent comparable transactions are also considered.  Control premiums are determined using recent comparable transactions in the open market. Under the Income approach, a discounted cash flow method is used, which includes a terminal value, and is based on external analyst financial projection estimates, as well as internal financial projection estimates prepared by management. The long-term terminal growth rate assumptions reflect our current long-term view of the market in which we compete.  Discount rates use the weighted average cost of capital for companies within our peer group, adjusted for specific company risk premium factors.

The fair value of our trade name, which is the Company’s only indefinite lived intangible asset other than goodwill, is valued using the relief-from-royalty method. Significant factors used in trade name valuation are rates for royalties, future growth, and a discount factor.  Royalty rates are determined using an average of recent comparable values.  Future growth rates are based on the Company’s perception of the long term values in the market in which we compete, and the discount rate is determined using the weighted average cost of capital for companies within our peer group, adjusted for specific company risk premium factors. The fair value of the trade name substantially exceeded the carrying value in fiscal 2009.

As a result of the economic downturn that began in the fall of 2008, the Company’s revenues and operating margins were negatively impacted.  In response, the Company reduced headcount, consolidated its manufacturing, retail, and logistics footprint and repositioned its marketing approach.  As a result of these changes, the Company’s cash flow forecasts were continually updated to reflect the rapid changes in the business and the industry.  The cash flow projections used in its fair value evaluations are the best estimates of the Company and require significant management judgment.

In the fiscal quarter ended June 30, 2009, the Company performed its annual impairment test and no impairment of goodwill was appropriate as the fair value of the Wholesale reporting unit net assets exceeded the book value by approximately 10%. During the quarter ending September 30, 2009, the business performance was consistent with the previous quarter, revenues and operating costs were on plan, the Company’s average quarterly stock price increased 13% (from $12.11 for the quarter ended June 30, 2009, to $13.69 for the quarter ended September 30, 2009), and cash reserves increased to $72.5 million at September 30, 2009 from $53.0 million at June 30, 2009. The Company considered these and other factors and concluded that an interim impairment test was not required. There can be no assurance that the outcome of future reviews will not result in substantial impairment charges.

To calculate fair value of the assets described above, management relies on estimates and assumptions which by their nature have varying degrees of uncertainty. Wherever possible, management therefore looks for third party transactions as described above to provide the best possible support for the assumptions incorporated. Management considers several factors to be significant when estimating fair value including expected financial outlook of the business, changes in the Company’s stock price, the impact of changing market conditions on financial performance and expected future cash flows, and other factors. Deterioration in any of these factors may result in a lower fair value assessment which could lead to impairment of the long-lived assets and goodwill of the Company.

Liquidity and Capital Resources, page 30

2.              We note your credit facility contains covenants including the fixed charge coverage ratio.  Please tell us whether you were in compliance with all of the required covenants of your credit facility at the end of the period presented.  Also, please disclose the status of your compliance in future filings.  Additionally, in future filings, if it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date.  Such presentation will allow investors to more easily understand your current ability to meet your financial covenants.  It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable.  Se Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:  We have noted the Staff’s comments and in future filings, will disclose the status of our compliance.

As of June 30, 2009, we were in compliance with all covenants of our credit facility. As noted on page 31 of the Company’s June 30, 2009 Form 10-K in “Liquidity and Capital Resources” in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the fixed charge coverage ratio is not applicable as the Company exceeded the average monthly availability requirement.

The following was included in “Liquidity and Capital Resources” in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2009:  “As of September 30, 2009, we are in compliance with all covenants of our credit facility.”

Additionally, if it becomes reasonably likely that we may not comply with a material covenant we will present, for our most significant and restrictive covenants, supporting information to allow investors to easily understand our ability to meet financial covenants. We will included such disclosure in “Liquidity and Capital Resources” in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q and/or “Liquidity and Capital Resources” in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K.

Exhibits 31.1 and 31.2

3.              Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item.  In future filings, change the words “as filed by” to the word “of” in paragraph 1 and do not replace the word “registrant” with “Company.”

Response:  We have noted the Staff’s comment and in future filings, the certifications which we file as exhibits will use the words prescribed.

Please see Exhibits 31.1 and 31.2 to our Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2009.

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